UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2010
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer
Date: October 29, 2010

Makita Corporation
Consolidated Financial Results
for the six months
ended September 30, 2010
(U.S. GAAP Financial Information)
(English translation of “KESSAN TANSHIN”
originally issued in Japanese)

CONSOLIDATED FINANCIAL RESULTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2010 (Unaudited)
October 29, 2010
Makita Corporation
Stock code: 6586
URL: http://www.makita.co.jp/
Masahiko Goto, President, Representative Director & CEO
1. Summary operating results of the six months ended September 30, 2010 (From April 1, 2010 to September 30, 2010)
(1) CONSOLIDATED OPERATING RESULTS

	Yen (millions)
	For the six months ended		For the six months ended
	September 30, 2009		September 30, 2010
		%		%
Net sales	118,681	(32.4)	133,807	12.7
Operating income	14,866	(58.8)	21,843	46.9
Income before income taxes	17,271	(50.2)	21,751	25.9
Net income attributable to Makita Corporation	10,622	(57.3)	15,122	42.4

Earning per share (Basic)	Yen

Net income attributable to Makita Corporation common shareholders	77.10		109.77

Notes:
1.	Amounts of less than one million yen have been rounded.
2.
The table above shows the changes in the percentage ratio of net sales, operating income, income before income taxes, and net income attributable to Makita Corporation against the corresponding period of the previous year.

(2) SELECTED CONSOLIDATED FINANCIAL POSITION

	Yen (millions)
	As of March 31, 2010	As of September 30, 2010
Total assets	349,839	348,411
Total equity	299,673	293,025
Total Makita Corporation shareholders’ equity	297,207	290,719
Total Makita Corporation shareholders’ equity ratio to total assets (%)	85.0%	83.4%

	Yen

Total Makita Corporation shareholders’ equity per share	2,157.42	2,110.33

2. Dividend Information

	Yen
	For the year ended	For the year ending
	March 31, 2010	March 31, 2011
		(forecast)
Cash dividend per share:
Interim	15.00	15.00
Year-end	37.00	-
Total	52.00	-

Notes:
1.	The forecast for cash dividend announced on April 28, 2010 has not been revised.
2.
The projected amount of dividends for the year ending March 31, 2011 has not been determined yet. For further details, refer to “Explanation regarding proper use of business forecasts, and other significant matters”.

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English translation of "KESSAN TANSHIN" originally issued in Japanese

3. Consolidated Financial Performance Forecast for the year ending March 31, 2011 (From April 1, 2010 to March 31, 2011)

	Yen (millions)
	For the year ending March 31, 2011
		%
Net sales	255,000	3.7
Operating income	36,000	18.5
Income before income taxes	35,500	5.9
Net income attributable to Makita Corporation	25,000	12.3

Earning per share (Basic)	Yen
Net income attributable to Makita Corporation common shareholders	181.48

Note:
   The consolidated financial forecast announced on October 27, 2010 for the year ending March 31, 2010 has not been revised.
4. Other
    (Refer to [Qualitative Information and Financial Statements] Section 4 “Other” on page 4.)
(1)	Changes in important subsidiaries during the period (Changes in specified subsidiaries accompanied by changes in scope of consolidation during the quarter): None

(2)	Adoption of simplified accounting methods and accounting methods that are specific to the preparation of quarterly consolidated financial statements: Yes

(3)	Changes in accounting principles, procedures and presentations: None

(4)	Number of shares outstanding (common stock)

1. Number of shares issued (including treasury stock):	As of September 30, 2010: As of March 31, 2010	140,008,760 140,008,760
2. Number of treasury stock:	As of September 30, 2010: As of March 31, 2010:	2,249,091 2,248,358
3. Average number of shares outstanding:	For the six months ended September 30, 2010:	137,759,993
	For the six months ended September 30, 2009:	137,762,814
Information regarding quarterly review
   This consolidated financial results report is not subject to a quarterly review stipulated under the Financial Instruments and Exchange Act. As of the release date of this document, the quarterly review under the Financial Instruments and Exchange Act has not been completed.
Explanation regarding proper use of business forecasts, and other significant matters
   The consolidated financial forecast for the year ending March 31, 2011 has been revised. Regarding the assumptions for the forecasts and other matters, refer to [Qualitative Information and Financial Statements] Section 3 “Qualitative information on consolidated financial performance forecast” on page 4. The financial forecasts given above are based on information as available at the present time, and include potential risks and uncertainties. As a consequence of the factors above and other, actual results may vary from the forecasts provided above.
   Makita’s basic policy on the distribution of profits is to maintain a consolidated dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income attributable to Makita Corporation after certain adjustments.
    The Board of Directors plans to meet in April 2011 for a report on earnings for the year ending March 31, 2011. At the time, in accordance with the basic policy regarding profit distribution mentioned above, the Board of Directors plans to propose a dividend equivalent to at least 30% of net income attributable to Makita Corporation. The Board of Directors will submit this proposal to the General Meeting of Shareholders scheduled for June 2011.
    The consolidated dividend payout ratio is calculated as annual dividends per share divided by consolidated net income attributable to Makita Corporation per share (after adjustments for special circumstances) and multiplied by 100.

2
English translation of “KESSAN TANSHIN” originally issued in Japanese

[Qualitative Information and Financial Statements]
1. Qualitative Information on Consolidated Operating Results
   During the six months (“period”) ended September 30, 2010, housing starts remained weak and the economic recovery was slow in Japan and the United States. However, in Western Europe, economic conditions recovered strongly in Germany and other countries in the euro area. Business conditions in Asia were steady, mainly led by the strong and continued growth of the Chinese economy. In emerging countries, the economies have generally been expanding. Capital investments and personal spending were very active, especially in Central and South America.
   The demand for power tools remained weak in Japan and the United States, while it recovered steadily in Western Europe and grew strongly in many emerging countries supported by the economic growth of these countries.
   Under such circumstances, in the development side, Makita continuously expanded its product lines, including those of power tools, rechargeable tools and gardening equipment through the development of smaller and lighter tools or tools with lower noise and vibration. In the production side, Makita responded quickly and flexibly to the change in demand, by increasing the production volume urgently in the Chinese plants which was reduced last year for inventory level adjustment. In the sales side, we also stepped up efforts to maintain and improve the structure of our sales and after-sale service based on direct communication with customers, which remains one of our group’s fortes.
    Consolidated net sales for the period increased by 12.7% to 133,807 million yen compared to the same period of the previous year, supported mainly by the strong demand for power tools in the overseas market, although appreciation of the yen value against major foreign currencies had some negative impact. Operating income increased 46.9% to 21,843 million yen (operating income ratio: 16.3%). This increase was mainly due to the increased sales and the improvement in the ratio of cost of sales resulting from the increased production volume. Income before income taxes increased by 25.9% to 21,751 million yen (income before income taxes ratio: 16.3%). Net income attributable to Makita Corporation increased by 42.4% to 15,122 million yen (net income attributable to Makita Corporation ratio: 11.3%).
   Net sales by region are as follows:
   Net sales in Japan increased by 6.5% to 22,182 million yen compared to the same period of the previous year. This increase was because sales of lithium-ion battery products and pneumatic tools were strong, although the market conditions remained severe.
   Net sales in Europe increased by 10.4 % to 57,028 million yen due to the steady demand in Germany and other countries in Western Europe and the market recovery in Eastern Europe and Russia.
   Net sales in North America increased only by 3.8% to 18,472 million yen. This increase was because housing starts remained weak in the Unites states and no strong economic recovery has been seen.
   Net sales in Asia increased 32.1% to 11,388 million yen supported by the demand recovery in Southeast Asian countries.
   Net sales in other regions grew strongly mainly due to economic recovery resulting from the increased natural resource prices. Net sales in Central and South America increased by 30.1% to 9,622 million yen; sales in Oceania increased by 20.7% to 7,888 million yen; and sales in the Middle East and Africa increased by 23.4% to 7,227 million yen.
2. Qualitative Information on Consolidated Financial Position
   Total assets as of September 30, 2010 decreased by 1,428 million yen to 348,411 million yen compared to the balance as of March 31, 2010. This decrease was mainly due to the decrease in cash and cash equivalents for payments of dividends to shareholders, while inventory increased resulting from the increased production volume.
   The total liabilities as of September 30, 2010 increased by 5,220 million yen to 55,386 million yen compared to the balance as of March 31, 2010. This increase was mainly due to increases in accounts payable and income taxes payable.
   Total equity as of September 30, 2010 decreased by 6,648 million yen to 293,025 million yen compared to the balance as of March 31, 2010. This decrease was mainly attributable to the increase in accumulated other comprehensive loss due to a change in foreign currency translation adjustment because of the stronger yen against other currencies compared with that as of March 31, 2010.

3
English translation of “KESSAN TANSHIN” originally issued in Japanese

3. Qualitative Information on Consolidated Financial Performance Forecast
   Refer to [Revision of Forecasts for Performance] announced on October 27, 2010.
4. Other
(1)	Changes in important subsidiaries during the period (Changes in specified subsidiaries accompanied by changes in scope of consolidation during the quarter): None
(2)	Adoption of simplified accounting methods and accounting methods that are specific to the preparation of quarterly consolidated financial statements:
   With regard to the income tax expenses, the Company computes interim income tax expense by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes for the reporting period.
(3)	Changes in accounting principles, procedures and presentations: None

4
English translation of “KESSAN TANSHIN” originally issued in Japanese

5. Consolidated Financial Statements (Unaudited)
(1) Consolidated Balance Sheets

	Yen (millions)
	As of March 31, 2010		As of September 30, 2010
	Composition ratio		Composition ratio
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	62,290		57,666
Time deposits	8,383		10,996
Short-term investments	33,639		33,950
Trade receivables-
Notes	2,214		2,040
Accounts	43,680		44,041
Less- Allowance for doubtful receivables	(1,010)		(845)
Inventories	88,811		91,735
Deferred income taxes	6,434		6,221
Prepaid expenses and other current assets	9,356		9,339

Total current assets	253,797	72.6%	255,143	73.2%

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	19,050		18,618
Buildings and improvements	70,668		69,709
Machinery and equipment	74,652		72,965
Construction in progress	2,257		3,349

	166,627		164,641
Less- Accumulated depreciation	(93,427)		(93,551)

Total net property, plant and equipment	73,200	20.9%	71,090	20.4%

INVESTMENTS AND OTHER ASSETS:
Investments	15,166		14,449
Goodwill	721		721
Other intangible assets, net	4,664		4,498
Deferred income taxes	1,611		1,815
Other assets	680		695

Total investments and other assets	22,842	6.5%	22,178	6.4%

Total assets	349,839	100.0%	348,411	100.0%

5
English translation of “KESSAN TANSHIN” originally issued in Japanese

	Yen (millions)
	As of March 31, 2010		As of September 30, 2010
	Composition ratio		Composition ratio
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	385		289
Trade notes and accounts payable	18,359		21,722
Other payables	5,089		4,667
Accrued expenses	4,694		5,202
Accrued payroll	6,835		6,877
Income taxes payable	1,722		2,581
Deferred income taxes	40		78
Other current liabilities	5,337		7,199

Total current liabilities	42,461	12.1%	48,615	14.0%

LONG-TERM LIABILITIES:
Long-term indebtedness	544		533
Accrued retirement and termination benefits	3,778		3,006
Deferred income taxes	677		682
Other liabilities	2,706		2,550

Total long-term liabilities	7,705	2.2%	6,771	1.9%

Total liabilities	50,166	14.3%	55,386	15.9%

EQUITY
MAKITA CORPORATION SHAREHOLDERS’ EQUITY:
Common stock	23,805		23,805
Additional paid-in capital	45,420		45,420
Legal reserve	5,669		5,669
Retained earnings	270,790		280,815
Accumulated other comprehensive income (loss)	(42,032)		(58,543)
Treasury stock, at cost	(6,445)		(6,447)

Total Makita Corporation shareholders’ equity	297,207	85.0%	290,719	83.4%

NONCONTROLLING INTEREST	2,466	0.7%	2,306	0.7%

Total equity	299,673	85.7%	293,025	84.1%

Total liabilities and equity	349,839	100.0%	348,411	100.0%

	As of March 31, 2010	As of September 30, 2010
Total number of shares authorized	496,000,000	496,000,000
Number of shares issued	140,008,760	140,008,760
Number of shares issued (excluding treasury stock)	137,760,402	137,759,669
Number of treasury stock	2,248,358	2,249,091

6
English translation of “KESSAN TANSHIN” originally issued in Japanese

(2) Consolidated Statements of Income

	Yen (millions)
	For the six months		For the six months
	ended September 30, 2009		ended September 30, 2010
	Composition ratio		Composition ratio
NET SALES	118,681	100.0%	133,807	100.0%
Cost of sales	72,454	61.0%	81,270	60.7%

GROSS PROFIT	46,227	39.0%	52,537	39.3%
Selling, general, administrative and other expenses	31,361	26.5%	30,694	23.0%

OPERATING INCOME	14,866	12.5%	21,843	16.3%

OTHER INCOME (EXPENSES):
Interest and dividend income	356		633
Interest expense	(48)		(18)
Exchange gains (losses) on foreign currency transactions, net	1,946		(811)
Realized gains (losses) on securities, net	151		104

Total	2,405	2.1%	(92)	(0.0)%

INCOME BEFORE INCOME TAXES	17,271	14.6%	21,751	16.3%

PROVISION FOR INCOME TAXES:
Current	4,964		5,452
Deferred	1,544		981

Total	6,508	5.5%	6,433	4.9%

NET INCOME	10,763	9.1%	15,318	11.4%
Less: Net income attributable to the noncontrolling interest	(141)	(0.1)%	(196)	(0.1)%

NET INCOME ATTRIBUTABLE TO MAKITA CORPORATION	10,622	9.0%	15,122	11.3%

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English translation of “KESSAN TANSHIN” originally issued in Japanese

(3) Consolidated Statements of Changes in Equity & Comprehensive Income (Loss)
Yen (millions)

For the six months ended September 30, 2009
	Makita Corporation shareholders’ equity								Comprehensive income (loss)
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Non- controlling interest	Total	Net income attributable to Makita Corporation	Net income attributable to the non-controlling interest	Total

Beginning balance	23,805	45,420	5,669	257,487	(42,461)	(6,435)	2,261	285,746

Purchases and disposal of treasury stock, net						(5)		(5)
Cash dividends				(6,888)			(197)	(7,085)
Comprehensive income (loss)
Net income				10,622			141	10,763	10,622	141	10,763
Foreign currency translation adjustment					(3,137)		34	(3,103)	(3,137)	34	(3,103)
Unrealized holding gains (losses) on available-for- sale securities					1,762			1,762	1,762		1,762
Pension liability adjustment					(9)			(9)	(9)		(9)

Total comprehensive income (loss)									9,238	175	9,413

Ending balance	23,805	45,420	5,669	261,221	(43,845)	(6,440)	2,239	288,069

	Yen (millions)
For the six months ended September 30, 2010
	Makita Corporation shareholders’ equity								Comprehensive income (loss)
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Non- controlling interest	Total	Net income attributable to Makita Corporation	Net income attributable to the non-controlling interest	Total

Beginning balance	23,805	45,420	5,669	270,790	(42,032)	(6,445)	2,466	299,673

Purchases and disposal of treasury stock, net						(2)		(2)
Cash dividends				(5,097)			(136)	(5,233)
Comprehensive income (loss)
Net income				15,122			196	15,318	15,122	196	15,318
Foreign currency translation adjustment					(14,810)		(220)	(15,030)	(14,810)	(220)	(15,030)
Unrealized holding gains (losses) on available-for- sale securities					(1,734)			(1,734)	(1,734)		(1,734)
Pension liability adjustment					33			33	33		33

Total comprehensive income (loss)									(1,389)	(24)	(1,413)

Ending balance	23,805	45,420	5,669	280,815	(58,543)	(6,447)	2,306	293,025

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English translation of “KESSAN TANSHIN” originally issued in Japanese

(4) Condensed Consolidated Statements of Cash Flows

	Yen (millions)
	For the six months	For the six months
	ended September 30, 2009	ended September 30, 2010
Net cash provided by operating activities	28,314	14,285
Net cash used in investing activities	(10,976)	(10,186)
Net cash used in financing activities	(6,954)	(5,338)
Effect of exchange rate changes on cash and cash equivalents	(2,651)	(3,385)

Net change in cash and cash equivalents	7,733	(4,624)
Cash and cash equivalents, beginning of period	34,215	62,290

Cash and cash equivalents, end of period	41,948	57,666

(5) Notes on the preconditions for a going concern: None
(6) Condensed Operating Segment Information

	Yen (millions)
	For the six months ended September 30, 2009
	Japan	Europe	North America	Asia	Other	Total	Corporate and elimi- nations	Consoli- dated
Sales:
(1) External customers	26,695	51,977	17,681	4,341	17,987	118,681	-	118,681
(2) Inter-segment	14,093	1,189	884	25,308	44	41,518	(41,518)	-

Total	40,788	53,166	18,565	29,649	18,031	160,199	(41,518)	118,681

Operating expenses	42,567	47,224	18,380	25,592	16,752	150,515	(46,700)	103,815
Operating income (loss)	(1,779)	5,942	185	4,057	1,279	9,684	5,182	14,866

	Yen (millions)
	For the six months ended September 30, 2010
	Japan	Europe	North America	Asia	Other	Total	Corporate and elimi- nations	Consoli- dated
Sales:
(1) External customers	30,340	56,830	18,542	5,978	22,117	133,807	-	133,807
(2) Inter-segment	22,583	1,385	1,388	46,377	48	71,781	(71,781)	-

Total	52,923	58,215	19,930	52,355	22,165	205,588	(71,781)	133,807

Operating expenses	49,369	50,716	18,908	45,597	18,966	183,556	(71,592)	111,964
Operating income (loss)	3,554	7,499	1,022	6,758	3,199	22,032	(189)	21,843

(7) Note in case there is any significant change in the shareholders’ equity: None

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English translation of “KESSAN TANSHIN” originally issued in Japanese

SUPPORT DOCUMENTATION (CONSOLIDATED)
1. Consolidated Financial Results and Forecast

	Yen (millions)
	For the six months ended September 30, 2008				For the six months			For the six months
					ended September			ended September
					30, 2009			30, 2010
			(	%)			( %)			(	%)
Net sales	175,558		3.6		118,681		(32.4)	133,807		12.7
Domestic	24,378		(5.0)		20,831		(14.6)	22,182		6.5
Overseas	151,180		5.1		97,850		(35.3)	111,625		14.1
Operating income	36,047		6.3		14,866		(58.8)	21,843		46.9
Income before income taxes	34,710		0.2		17,271		(50.2)	21,751		25.9
Net income attributable to Makita Corporation	24,851		5.3		10,622		(57.3)	15,122		42.4
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders (Yen)		175.60				77.10			109.77
Cash dividend per share (Yen)		30.00				15.00			15.00
Dividend payout ratio (%)		17.1				19.5			13.7
Number of Employees		10,799				10,131			11,368

	Yen (millions)
	For the year ended				For the year ending
	March 31, 2010				March 31, 2011 (Forecast)
			(	%)			(	%)
Net sales	245,823		(16.4)		255,000		3.7
Domestic	42,697		(7.6)		44,000		3.1
Overseas	203,126		(18.0)		211,000		3.9
Operating income	30,390		(39.3)		36,000		18.5
Income before income taxes	33,518		(24.6)		35,500		5.9
Net income attributable to Makita Corporation	22,258		(33.1)		25,000		12.3
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders (Yen)		161.57				181.48
Cash dividend per share (Yen)		52.00				-
Dividend payout ratio (%)		32.2				-
Number of Employees		10,328				-

Note:
1.
The table above shows the changes in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income attributable to Makita Corporation against the corresponding period of the previous year.

2.
Certain reclassifications have been made to the previous years’ consolidated financial statements to conform with the presentation used for the six months ended September 30, 2009. The meaning of “Net income attributable to Makita Corporation” is the same as the former “Net income”.

3.	Regarding our forecast for dividends, refer to page 2.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

2. Consolidated Net Sales by Geographic Area

	Yen (millions)
	For the six months		For the six months		For the six months
	ended September 30, 2008		ended September 30, 2009		ended September 30, 2010
		(%)		(%)		(%)
Japan	24,378	(5.0)	20,831	(14.6)	22,182	6.5
Europe	83,131	5.4	51,652	(37.9)	57,028	10.4
North America	25,836	(10.7)	17,789	(31.1)	18,472	3.8
Asia	13,163	19.4	8,620	(34.5)	11,388	32.1
Other regions	29,050	15.9	19,789	(31.9)	24,737	25.0
Central and South America	10,579	30.1	7,398	(30.1)	9,622	30.1
Oceania	8,507	2.8	6,533	(23.2)	7,888	20.7
The Middle East and Africa	9,964	15.2	5,858	(41.2)	7,227	23.4
Total	175,558	3.6	118,681	(32.4)	133,807	12.7

Note:
The table above sets forth Makita’s consolidated net sales by geographic area based on the customer’s location for the periods presented. Accordingly, it differs from operating segment information on page 9. The table above shows the changes in the percentage ratio of Net sales the corresponding period of the previous year.

3. Exchange Rates

	Yen
	For the six	For the six	For the six	For the six	For the year
	months ended	months ended	months ended	months ending	ending March
	September 30, 2008	September 30, 2009	September 30, 2010	March 31,	31, 2011
				2011 (Forecast)	(Forecast)
Yen/U.S. Dollar	106.12	95.53	88.89	80	84
Yen/Euro	162.80	133.21	113.80	110	112

4. Production Ratio (unit basis)

	For the six	For the six	For the six
	months ended	months ended	months ended
	September 30, 2008	September 30, 2009	September 30, 2010
	Composition ratio	Composition ratio	Composition ratio
Domestic	20.2%	16.9%	16.1%
Overseas	79.8%	83.1%	83.9%

5. Consolidated Capital Expenditures, Depreciation and Amortization, and R&D cost

	Yen (millions)
	For the six	For the six	For the six	For the year
	months ended	months ended	months ended	ending
	September 30, 2008	September 30, 2009	September 30, 2010	March 31, 2011
				(Forecast)
Capital expenditures	9,827	6,702	4,855	10,000
Depreciation and amortization	4,426	4,071	3,636	8,000
R&D cost	3,493	3,324	3,549	7,000

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English translation of “KESSAN TANSHIN” originally issued in Japanese